KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com



May 12, 2003


RECD S.E.C.
MAY 1 2 2003
1086

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL
SUPPL

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's May 9, 2003 press release discussing the Company's 2003 first quarter financial results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.


LAGARDERE



Press Release

2003 FIRST QUARTER

REVENUE GROWTH FOR LAGARDERE MEDIA REMAINS SOLID + 6.2% (on a comparable basis)

On a comparable basis, each of the Lagardère Media activities grew significantly during the first quarter except for Lagardere Active which was stable. Lagardère Media benefited again from the quality of its media activities; e.g. strong leading positions, solid global presence, and a well balanced portfolio of cyclical and non-cyclical businesses, as well as the improvement in the advertising market, especially in the US.

In an economic environment overshadowed by a significant decline of the US dollar (approximately -18% versus the first quarter 2002), Lagardère Media revenue increased slightly (+0.8%).

Consolidated Lagardère revenue experienced a decline of 11.8% as a result of the deconsolidation, effective January 1st 2003, of Matra Automobile, as well as the decline of the EADS revenue.

	Revenue (M€)		Total Variance 03/02	Comparable Variance 03/02 (*)
	03.31.03	*03.31.02*		
. LAGARDERE MEDIA	1,906	*1,890*	0.8%	6.2%
. AUTOMOBILE	-	*255*	(100)%	NS
. EADS	813	*938*	(13.3)%	NA
LAGARDERE SCA	**2,719**	***3,083***	**(11.8)%**	**NA**

(*) excluding changes in group structure and the effect of exchange rates.
NS: not significant; NA: not available

"Lagardère Media" revenue, excluding changes in the group structure, grew at 1%. Excluding as well the effects of exchange rates, the growth rate is +6.2%. On an unadjusted basis, Lagardère Media revenues grew by +0.8%.

- Hachette Livre experienced a very strong internal growth rate, higher than the French Book market growth rate, as a result of its dynamic sales in France and the success of its European part works division.

- Hachette Filipacchi Médias continued to benefit from the turnaround in the advertising market that began in the 4th quarter of 2002; in particular in the US. As a result, the revenue, on a comparable basis, is back on a growth track after two consecutive years of decline.

- Despite an airport distribution activity affected by the drop in airline traffic, Hachette Distribution Services experienced an internal growth rate greater than +6%. This performance is a result of, in particular, the strong growth of the eastern European activities as well as the development of the "Virgin Megastore" concept (new store *openings in Montpellier, Nice, Toulouse, Nantes, Melun-Sénart, and Paris Barbès since* November 2001).

- On a comparable basis, Lagardere Active revenue is flat. After a strong start to the year in January and February, the radio advertising activity suffered a slowdown in March as a result of the war in Iraq. This activity is still characterised by very low visibility regarding the future growth outlook.

Despite its strong impact on revenue, the decline of the dollar will have a limited impact on the Lagardère Media profitability. In fact, the activities that are exposed to a US dollar risk are located in the US and thus have costs in US dollars as well. As a result, the US dollar risk is limited to the profit, which, in addition, is partially covered by hedging contracts.

Revenue for the **"EADS"** line represents 15.07% of EADS sales.

In accordance with the French accounting standards used by Lagardère SCA, when hedging against exchange rate fluctuations, sales generated in foreign currencies are converted at a rate determined by the hedging instrument (rather than at the current exchange rate). EADS sales were restated to conform to these standards.

Revenue declined by 13.3% in the first quarter 2003. As expected, this decline is the result of, essentially, the Airbus division which delivered 65 airplanes in 2003 versus 72 during the same period last year. In addition, EADS maintains its objective for revenue figures in 2003 equivalent to the revenue in 2002.

Paris, May 9, 2003

Press Contact

Thierry Funck-Brentano	tel. 33 1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. 33 1 40 69 16 72	amolinie@lagardere.fr

Investor Relation Contact

Alain Lemarchand	tel. 33 1 40 69 18 02	alemarchand@lagardere.fr